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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                Commission File Number 0-23705


      (Check One)



      [   ]  Form 10-K and Form 10-KSB          [   ]  Form 11-K

      [   ]  Form 20-F     [ X ]  Form 10-Q and Form 10-QSB   [   ]  Form N-SAR

      For Period Ended: June 30, 2000



      [   ]  Transition Report on Form 10-K and Form 10-KSB

      [   ]  Transition Report on Form 20-F

      [   ]  Transition Report on Form 11-K

      [   ]  Transition Report on Form 10-Q and Form 10Q-SB

      [   ]  Transition Report on Form N-SAR

      For the Transition Period Ended:



      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   N/A
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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant AUTOMOTIVE PERFORMANCE GROUP, INC.

      Former name if applicable         N/A

      Address of principal executive office (Street and number) 7341 Anaconda Avenue

      City, state and zip code            Garden Grove, California 92841


                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a)   The reasons described in reasonable detail in Part III of
            this form could not be eliminated without unreasonable effort or expense;

[ X ] (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      APG experienced significant delays in preparing its Form 10-KSB for the year ended December 31, 1999 because documents required to complete that filing had not been prepared by entities outside APG's control. That delay caused subsequent delays in filing APG's Form 10-QSB for the period ended March 31, 2000; that Form 10-QSB was filed on July 20, 2000. There has been insufficient time since July 20 to complete the Form 10-QSB for the period ended June 30, 2000.
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                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

             Carl Walker             (714)-373-2837, extension 15
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               (Name)               (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                    [ X ]  Yes     [   ]  No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [ X ]  Yes     [   ]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Losses during the first six months of 2000 have been reduced to $2.8 million from $8.6 million for the first six months of 1999. As disclosed in Form 10-KSB for the year ended December 31, 1999, APG has restructured its business by discontinuing all the operating elements extant at the beginning of 1999 and concentrating its business around three elements added during 1999. As a result of this restructuring, the results of operations for 2000 are not comparable to those of the like period during 1999. During the first six months of 2000, the major operating item was the $2.5 million equity in losses of an affiliate. During the first six months of 1999, APG recorded a $3.0 million write off of goodwill and a $3.8 million loss from discontinued operations.
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                      AUTOMOTIVE PERFORMANCE GROUP, INC.
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                 (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August 14, 2000               By:   /s/ Carl Walker
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                                                Carl Walker,
                                                Treasurer